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PRESS RELEASE
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         1 800 663-3936  info@exfo.com * www.exfo.com    Fiber-optic test,
Tel: (418) 683-0211                                      measurement and
Fax: (418) 683-2170                                      monitoring equipment


                EXFO POSTS 12% SALES GROWTH QUARTER-OVER-QUARTER

QUEBEC CITY, CANADA, June 25, 2002--EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO, TSE: EXF) announced today it has posted a sequential sales growth of 12% following the release of financial results for the third quarter of fiscal 2002.

EXFO reported sales of US$16.3 million for the third quarter ended May 31, 2002 compared to US$14.6 million for the previous quarter and a peak of US$45.8 million for the third quarter of 2001.

"I am encouraged by these results and our second consecutive increase in net bookings amidst a still difficult market environment," said Germain Lamonde, Chairman, President and CEO of EXFO. "EXFO's growth was driven by our comprehensive product portfolio, our global and diversified customer base as well as our focus on market-driven innovation."

Pro forma* net loss for the third quarter of fiscal 2002 amounted to US$3.9 million, or US$0.06 per share, compared to pro forma net loss of US$4.1 million, or US$0.07 per share, for the second quarter of 2002 and pro forma net earnings of US$6.2 million, or US$0.11 per share, for the third quarter of 2001.

EXFO's net loss for the third quarter of fiscal 2002 was US$263.8 million, or US$4.29 per share, compared to a net loss of US$22.7 million, or US$0.37 per share, for the previous quarter and a net loss of US$8.6 million, or US$0.15 per share, for the third quarter of 2001. The loss in the third quarter of 2002 is largely due to a US$222.2 million write-down of goodwill and a US$23.7 million write-down of intangible assets that are related to the three strategic acquisitions made during the last two years.

Gross margin, excluding an inventory write-off of US$9.1 million, amounted to 51.2% of sales for the third quarter of fiscal 2002. Including the inventory write-off, the gross margin dropped to a negative 4.5%.

During the third quarter of 2002, EXFO continued restructuring efforts with US$1.2 million in severance expenses for departed employees and US$868,000 for the write-down of property, plant and equipment.

These latest cost-cutting measures, which should provide US$7 million in annualized pre-tax savings, are part of an overall plan to reduce EXFO's pro forma* break-even level to between US$20 and US$21 million before the end of calendar 2002. At the end of the third quarter, the company had approximately US$51 million in cash and short-term investments and practically no debt.

"We have taken the necessary decisions to accelerate EXFO's return to profitability, while expanding our market presence and protecting our strong positioning on a long-term basis," Mr. Lamonde added. "Our solid balance sheet, our impending return to positive cash-flow and our book-to-bill ratio approaching 1.0 are all positive indicators that we are on the right track."

BUSINESS HIGHLIGHTS

EXFO continued its focus on innovation in the third quarter of 2002 by releasing eight new products. Key launches included the FTB-8000 SONET/SDH 10 Gb/s test module; the ProAlign(TM) 5000 Component Assembly Workstation for the automated manufacturing of array-type devices; and the next-generation IQS-505 Cortex platform and related test modules for production floor and R&D applications.

"Despite difficult market conditions, our newly launched products are beginning to gain traction with major customers," Mr. Lamonde said. "Our protocol testing instruments, including our SONET/SDH 10 Gb/s protocol analyzer and Gigabit Ethernet tester, are increasingly gaining acceptance with Tier I carriers, while our new IQS platform is establishing itself in a class of its own."

OPERATING EXPENSES

Selling and administrative expenses decreased to US$8.8 million, or 53.5% of sales, for the third quarter of fiscal 2002 from US$9.3 million, or 63.4% of sales, for the previous quarter and US$14.3 million, or 31.3% of sales, for the third quarter of 2001. Gross research and development expenses totalled US$4.7 million, or 28.9% of sales, for the third quarter of fiscal 2002 compared to US$4.8 million, or 33.0% of sales, for the second quarter of 2002 and US$5.8 million, or 12.6% of sales, for the third quarter of 2001.

BUSINESS OUTLOOK

EXFO forecasted sales between US$15 million and US$17.5 million and a pro forma* net loss between US$0.04 and US$0.06 for the fourth quarter of fiscal 2002.

CONFERENCE CALL AND WEBCAST

EXFO will host a conference call today at 5 p.m. (EDT) to review its third-quarter results. To listen to the conference call and participate in the question period via telephone, dial 1-416-695-9757.

Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available until July 2, 2002. Callers, who will be asked to register, can access the replay between 7 a.m. and 11 p.m. (EDT) on a daily basis. The replay number is 1-416 695-9728. The audio Webcast of the conference call will also be available on EXFO's Website at www.exfo.com, under the Investors section.

* PRO FORMA NET EARNINGS (LOSS) REPRESENT NET EARNINGS (LOSS) EXCLUDING AMORTIZATION AND WRITE-DOWN OF GOODWILL AND THE AFTER-TAX EFFECT OF AMORTIZATION AND WRITE-DOWN OF INTANGIBLE ASSETS, RESTRUCTURING AND OTHER CHARGES AND INVENTORY WRITE-OFFS. ALL FIGURES ARE IN THOUSANDS OF US DOLLARS EXCEPT PER SHARE DATA.

                                                                          THREE MONTHS ENDED MAY 31,
                                                                          --------------------------
                                                                         2001                    2002
                                                                         ----                    ----
                                                                                 (UNAUDITED)
NET LOSS IN ACCORDANCE WITH GAAP                                  $     (8,630)           $   (263,826)

PRO FORMA ADJUSTMENTS:
AMORTIZATION OF GOODWILL                                                12,055                  12,472
WRITE-DOWN OF GOODWILL                                                      --                 222,169
AMORTIZATION OF INTANGIBLE ASSETS                                        4,211                   3,236
TAX EFFECT OF AMORTIZATION OF INTANGIBLE ASSETS                         (1,408)                 (1,086)
WRITE-DOWN OF INTANGIBLE ASSETS                                             --                  23,657
TAX EFFECT OF WRITE-DOWN OF INTANGIBLE ASSETS                               --                  (7,942)
RESTRUCTURING AND OTHER CHARGES AND INVENTORY WRITE-OFFS                    --                  11,124
TAX EFFECT OF THE RESTRUCTURING AND OTHER CHARGES AND
INVENTORY WRITE-OFFS                                                        --                  (3,734)
                                                                  ------------            ------------

PRO FORMA NET EARNINGS (LOSS)                                     $      6,228            $     (3,930)
                                                                  ============            ============

BASIC AND DILUTED PRO FORMA NET EARNINGS (LOSS) PER SHARE         $       0.11            $      (0.06)


EXFO PROVIDES PRO FORMA FINANCIAL INFORMATION TO HELP THE READER BETTER UNDERSTAND ITS OPERATING RESULTS. THIS INFORMATION IS NOT IN ACCORDANCE WITH, OR AN ALTERNATIVE FOR, GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND MAY NOT BE COMPARABLE TO SIMILARLY TITLED MEASURES REPORTED BY OTHER COMPANIES.

ABOUT EXFO

EXFO is a leading designer and manufacturer of fiber-optic test, measurement, monitoring and automation solutions for the global telecommunications industry. EXFO markets more than 90 product families to 2000 customers in 70 countries around the world.

EXFO and its subsidiaries develop products for two main markets. The Portable and Monitoring Division provides handheld and modular instruments for the physical-, optical- and protocol-layer testing needs of telecommunications carriers and network service providers. The Industrial and Scientific Division offers an extensive line of high-performance instruments, test automation systems and manufacturing automation equipment for optical component and transmission system vendors as well as for research and development labs.

This news release contains forward-looking statements within the meaning of the
U. S. Private Securities Litigation Reform Act of 1995 and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition that refer to expectations, projections or other characterizations of future events and circumstances. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including continued economic, competitive and market uncertainty, capital spending in the telecommunications sector and our ability to execute successfully in these uncertain conditions; the effects of the additional actions we have taken in response to such uncertainties; market acceptance of new products and upcoming new products; limited visibility of customer orders and the timing thereof; successful integration of our acquired and to-be-acquired companies. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report on Form 20-F and our other filings with the U. S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document and shall not be revised or updated to reflect events after the date of this document.

FOR MORE INFORMATION:
Mike Lamanna
Director, Investor Relations
(418) 683-0211
michael.lamanna@exfo.com